Asia Pacific Wire & Cable Corporation Limited Announces Chief Financial Officer Change
TAIPEI, Taiwan, May 1, 2026 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (the “Company” or “APWC”) (Nasdaq: APWC) announces the replacement of Ben Lee by Brian Ma as Chief Financial Officer of the Company effective April 30, 2026. The Company thanks Mr. Lee for his service and wishes him and his family well in his future endeavors and relocation plans.
“We are pleased to welcome Mr. Brian Ma as our Acting Chief Financial Officer, effective April 29, 2026. Mr. Ma will serve in such interim capacity until the Board of Directors has the opportunity to consider his appointment as Chief Financial Officer,” said Yuan Chun Tang, Chief Executive Officer of APWC.
Mr. Ma brings more than 20 years of experience in finance and accounting, including senior roles with publicly listed companies. Prior to joining APWC, Mr. Ma served as Chief Financial Officer at ExoOne Bio Co., Ltd., GuardForce AI and Summi (Group) Holdings Limited, among others. Previously, Brian held senior financial positions in financial institutions in Taiwan including Taipei Fubon Commercial Bank, one of the major banks in Taiwan. Brian has accumulated extensive commercial and industrial experience in the region.
Mr. Ma is a Certified Practising Accountant and member of CPA Australia and earned a Master of Business Administration from Da-Yeh University and a Bachelor of Business Administration from Soochow University.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

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